Exhibit 99.1

HudBay Minerals Inc.
(FORMERLY ONTZINC CORPORATION)

Consolidated Financial Statements
 For the Period Ended March 31, 2005
(expressed in Canadian dollars)

HudBay Minerals Inc. Consolidated Balance Sheet As at March 31, 2005 and December 31, 2004 (expressed in thousands of Canadian dollars)

	March 31, 2005 (unaudited)	December 31, 2004 (audited)
Assets
Current assets
Cash and cash equivalents (note 10a)	$97,453	$64,553
Accounts receivable	69,899	73,210
Inventories	89,989	100,282
Prepaid expenses and other assets	8,345	3,496
Current portion of fair value of derivatives	4,514	3,418
Future income taxes	12,900	12,900

	283,100	257,859
Investments	463	463
Property, plant and equipment	363,236	358,662
Deferred financing costs and intangible assets	9,392	10,152
Restricted cash	—	13,000
Environmental deposits	1,789	1,789
Fair value of derivatives	914	772

	$658,894	$642,697

Liabilities
Current liabilities
Accounts payable	$51,022	$64,491
Accrued liabilities	29,322	26,548
Interest payable on long-term debt	5,706	563
Current portion of obligations under capital leases	3,689	3,338
Current portion of long-term debt	2,000	2,000
Current portion of pension obligation	15,092	12,650
Current portion of other employee future benefits	2,056	2,012
Current portion of fair value of derivatives	53	178

	108,940	111,780
Obligations under capital leases	11,900	11,719
Debt obligations (note 10a)	225,093	223,529
Pension obligation	54,215	57,437
Other employee future benefits	58,676	57,929
Asset retirement obligation	27,813	27,120
Other non-current liabilities	1,635	417

	488,272	489,931

Shareholders' equity
Common shares (note 5a)	130,197	120,138
Warrants (note 5b)	34,449	35,850
Contributed surplus	3,299	3,288
Cumulative translation adjustments	(18)	(24)
Retained earnings (deficit)	2,695	(6,486)

	170,622	152,766

	$658,894	$642,697

Commitments (note 8)

The Notes constitute an integral part of the consolidated financial statements.

Hudbay Minerals Inc.
Consolidated Statement of Operations and Retained Earnings (Deficit)
For the periods ended March 31, 2005 and 2004
(expressed in thousands of Canadian dollars except share and per share amounts)
 (Unaudited)

	Three Months Ended March 31
	2005	2004 (Restated — note 3)
Sales	$151,525	$—

Expenses
Operating	117,713	1,061
General and administrative	3,641	471
Depreciation and amortization	12,724	37
Accretion	652	6
Exploration	569	234
Foreign exchange (gain) loss	(250)	—

	135,049	1,809

Operating earnings (loss)	16,476	(1,809)
Other income	470	7
Amortization of deferred financing costs	(341)	—
Foreign exchange gain (loss)	(1,330)	14
Gain on derivative instruments	2,364	—
Interest expense	(5,653)	(273)

Earnings (loss) before taxes	11,986	(2,061)
Taxes (recovery)	2,805	(397)

Earnings (loss) for the period	9,181	(1,664)
Retained earnings (deficit) — beginning of period
As previously stated	(6,486)	(19,052)
Changes in accounting policies
Asset retirement obligations	—	(43)
Exploration	—	(590)

As restated	(6,486)	(19,685)

Retained earnings (deficit) — end of period	$2,695	$(21,349)

Earnings (loss) per share
Basic	$.12	$(.29)
Diluted	$.12	Note 6 (d)
Weighted average number of commons shares outstanding
Basic	78,547,993	5,709,101
Diluted	79,202,545	Note 6 (d)

The Notes constitute an integral part of the consolidated financial statements.

Hudbay Minerals Inc. Consolidated Statement of Cash Flows For the periods ended March 31, 2005 and 2004 (expressed in thousands of Canadian dollars) (Unaudited)

	Three Months Ended March 31
	2005	2004 (Restated — note 3)
Cash generated (utilized) by:
Operating activities
Earnings (loss) for the period	$9,181	$(1,664)
Items not affecting cash
Depreciation and amortization	12,724	37
Accretion of debt component of convertible debentures	—	177
Accretion on asset retirement obligation	652	6
Non-cash interest	234	—
Future income taxes	—	(397)
Unrealized portion of change in fair value of derivative	(1,363)	—
Amortization of deferred financing charges	341	—
Unrealized foreign exchange loss on debt notes	1,330	—
Unrealized foreign exchange loss on cash held in foreign currency	(244)	—
Net change in other non-cash operating items	1,828	—

	24,683	(1,841)
Net change in non-cash working capital items (note 10c)	3,203	(193)

	27,886	(2,034)

Investing activities
Increase in environmental deposits	—	(164)
Decrease (increase) in restricted cash	13,000	—
Property, plant and equipment expenditures	(17,298)	(2,138)

	(4,298)	(2,302)

Financing activities
Financing and acquisition costs	(133)	(48)
Decrease in debenture subscription receivable	—	2,000
Issuance of common shares	—	600
Proceeds on exercise of stock options	—	64
Repayments of obligations under capital lease	532	—
Issuance of shares and warrants	8,669	5,270

	9,068	7,886

Foreign exchange loss on cash held in foreign currency	244	—

Change in cash and cash equivalents	32,900	3,550
Cash and cash equivalents — beginning of period	64,553	2,114

Cash and cash equivalents — end of period	$97,453	$5,664

Supplementary information
Shares issued in settlement of other indebtedness	$—	$40
Taxes paid	293	—
Interest paid	275	—

The Notes constitute an integral part of the consolidated financial statements.

4

HudBay Minerals Inc. Notes to the Interim Consolidated Financial Statements (expressed in thousands of Canadian dollars except as otherwise noted) (Unaudited)

1      Nature of the Operations

  HudBay Minerals Inc. (the "Company") changed its name from ONTZINC Corporation by way of Articles of Amendment dated December 21, 2004. The Company is incorporated under the Ontario Business Corporations Act. Prior to December 21, 2004, the Company was engaged in the business of evaluation, acquisition and exploration of mineral properties. Substantially all of the efforts of the Company were devoted to these business activities. Prior to that date, the Company had not earned significant revenue and was considered to be in the development stage.

  On December 21, 2004, the Company completed a public offering of common shares and warrants raising gross proceeds of $143,813 and also completed an offering of U.S.$175,000 Senior Secured Notes. The Company then utilized the proceeds from these financings to complete the acquisition from Anglo American International, S.A. ("Anglo American") of all of the outstanding shares of 152640 Canada Inc., which held all of the outstanding shares of Hudson Bay Mining and Smelting Co., Ltd. ("HBMS"). As a result, the Company's primary business activity is now base metals production with facilities consisting of mines, mills and a metallurgical complex for the extraction of copper and zinc in the Provinces of Manitoba and Saskatchewan.

  Also on December 21, 2004, the Company completed a 30 for 1 common share consolidation that has been retroactively reflected as if the common share consolidation had occurred on January 1, 2002. All references to common shares within these consolidated financial statements reflect the consolidation.

2      Basis of Presentation and Principles of Consolidation

  The interim consolidated financial statements of HudBay Minerals Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and followed the same accounting principles and methods of application as those disclosed in Note 1 to the Company's consolidated financial statements for the year ended December 31, 2004. These interim consolidated financial statements do not include all disclosures required by Canadian GAAP for annual financial statements and, accordingly, should be read in conjunction with the Company's consolidated financial statements included in its 2004 Annual Report.

  These interim consolidated financial statements include the accounts of the Company, all of its subsidiaries and the proportionate share of the assets and liabilities of any joint ventures where the Company shares joint control. Inter-company accounts and transactions have been eliminated on consolidation.

3      Changes in Accounting Policies

  (a)
  Asset retirement obligations:

    Effective January 1, 2004, the Company adopted the recommendations under Section 3110, Asset Retirement Obligations ("Section 3110"), of the CICA Handbook on a retroactive basis. Section 3110 applies to legal obligations associated with the retirement of long-lived assets that result from the acquisition, construction, development and/or normal operation of a long-lived asset.

    These recommendations require that the fair value of a liability for an asset retirement obligation be recorded in the period in which it is incurred. When the liability is initially recorded, the cost is capitalized by increasing the carrying amount of the related long-lived asset. Upon settlement of the liability, a gain or loss is recorded. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to the consolidated statements of operations over the life of the mine. The Company has recorded asset retirement obligations primarily associated with decommissioning and restoration costs. As required under the standard, the Company will make periodic assessments as to the reasonableness of its asset retirement obligation estimates and revise those estimates accordingly. The respective asset and liability balances will be adjusted, which will correspondingly increase or decrease the amounts expensed in future periods.

    The long-term asset retirement obligation is based on environmental plans, in compliance with the current environmental and regulatory requirements. Accretion expense is charged to the operations based on application of an interest component to the existing liability.

    The prior period financial statements have been restated retroactively for this change in accounting policy. The adoption of this standard had no impact on the opening balance sheet at January 1, 2002. The effect on the loss in 2003 was an increase of $34. The effect on the loss in 2002 was an increase of $10.

  (b)
  Exploration costs:

    The Company changed its accounting policy for exploration expenditures effective January 1, 2004. The change in the accounting policy is to only capitalize those exploration costs when management's evaluation indicates that the property is capable of economical commercial production. This policy change has been applied retroactively with restatement of prior periods. This policy change had the following impact on the opening balance sheet at January 1, 2002: decreased property, plant and equipment by $59 and increased deficit by $59. The effect on the loss in 2003 was an increase of $277. The effect on the loss in 2002 was an increase of $254.

4      Acquisition of Hudson Bay Mining and Smelting Co., Ltd.

  On December 21, 2004, the Company acquired all of the outstanding common shares of HBMS for total purchase consideration of $315,790, plus $4,324 of corporate transaction costs. The total purchase consideration of $315,790 was satisfied by cash of $302,790 and by the issuance to Anglo American of 5,777,777 common shares and 86,666,667 share purchase warrants, where every 30 share purchase warrants are exercisable for one common share at an exercise price of $3.15 per common share. The value of the common share consideration of $11,700 has been determined based on the average of the closing price of the Company's common shares for the two days before and after the date of announcement of the transaction on October 7, 2004. The value of the warrant consideration of $1,300 has been based on a similar method to the valuation of the warrants issued in the public offering. The acquisition has been accounted for by the purchase method.

  The following table summarizes the preliminary allocation of the purchase consideration based on management's current best estimate of the fair value of the assets and liabilities acquired on the date of acquisition (December 21, 2004):

Current assets (including cash of $51,504)	$229,601
Investments	463
Property, plant and equipment	349,358
Intangible assets	552
Current liabilities	(72,665)
Debt obligations	(15,179)
Pensions and post-retirement benefit obligations	(130,353)
Asset retirement obligations	(26,213)
Obligations under capital leases	(15,074)
Other non-current liabilities	(376)

$320,114

  Management expects to obtain additional information in 2005, including independent valuations, that may require additional adjustments to amounts shown above for property, plant and equipment, intangible assets and asset retirement obligations, and these potential adjustments may be material.

5      Share Capital

  (a)
  Common shares

    Authorized: Unlimited common shares

    Issued:

	Common shares	Amount
Balance, December 31, 2003	5,661,592	$21,379
Issued for debt	5,334	40
Issued on private placements, net	2,382,466	7,817
Issued pursuant to public offering	69,694,778	156,813
Cancellation of repurchased shares	(340,000)	(336)
Exercise of warrants	28,030	160
Exercise of options	19,334	64
Value attributed to warrants issued	—	(29,465)
Tax effect of flow through shares	—	(397)
Share issue costs	—	(13,958)
Elimination of fractional shares	(906)	—
Stated capital reduction	—	(21,979)

Balance, December 31, 2004	77,450,628	120,138
Exercise of warrants	2,476,371	7,736
Issued on private placement of flow-through shares	806,452	2,500
Share issue costs	—	(177)

Balance, March 31, 2005	80,733,451	$130,197

    On February 22, 2005, the Company completed a private placement of 806,452 flow-through common shares at a price of $3.10 per share for aggregate gross proceeds of approximately $2,500. Commission related to the offering was paid to the underwriters resulting in net proceeds of $2,323. The proceeds are being used to incur Canadian exploration expenses that will be renounced in favour of the holders for the 2005 taxation year.

    Broker warrants issued in connection with the Company's offering of subscription receipts on December 21, 2004 were exercised during the quarter ended March 31, 2005 aggregating the following amounts: 70,950,693 warrants to purchase 2,365,022 common shares for proceeds of $6,119.

  (b)
  Warrants

    Pursuant to the share consolidation effective December 21, 2004, 30 common share purchase warrants are required to purchase one common share.

	Number		Amount
Warrants outstanding, December 31, 2003		74,894,424	$4,433
Issued on private placements		40,140,997	2,380
Issued pursuant to public offering	*	1,045,421,667	27,181
Issued to agents for public offering		115,050,600	2,078
Warrants repurchased		(5,100,000)	(173)
Exercised		(840,909)	(43)
Cancelled		(88,456)	(6)

Warrants outstanding, December 31, 2004		1,269,478,323	35,850
Exercised		(74,291,193)	(1,391)
Expired		(350,000)	(10)

Warrants outstanding, March 31, 2005		1,194,837,130	$34,449

    Warrants outstanding to acquire common shares of the Company at March 31, 2005 are as follows:

Warrants Outstanding		Exercise Price Per Warrant	Expiry Date
6,650,000		$0.13	May 30, 2005
2,805,650		0.13	June 25, 2005
2,086,544		0.13	August 25, 2005
250,000		0.10	October 3, 2005
26,428,825		0.14	September 8-23, 2005
33,000,000		U.S. 0.12	October 9-21, 2005
768,400		U.S. 0.12	January 13, 2006
1,984,200		0.30	December 23-31, 2005
406,840		0.25	December 30, 2005
15,553,797		0.20	March 31, 2006
9,385,000		0.06	September 28, 2006
3,452,000		0.05	September 28, 2006
2,589,000		0.12	November 30, 2006
517,800		0.09	November 30, 2006
44,099,907		0.086	December 21, 2006
1,044,859,167	*	0.105	December 21, 2009

1,194,837,130		* Listed on The Toronto Stock Exchange

  (c)
  Stock option plan:

    During the quarter ended March 31, 2005, options in respect of 293,334 common shares expired or were cancelled.

	Number of Shares	Weighted Average Exercise Price
Outstanding, December 31, 2003	550,000	$5.08
Cancelled	(334,167)	4.80
Granted	466,667	3.60
Exercised	(19,333)	3.30

Outstanding, December 31, 2004	663,167	3.60
Cancelled	(293,334)	(3.56)

Outstanding, March 31, 2005	369,833	$3.63

    The following table summarizes the options outstanding at March 31, 2005.

Number of options outstanding and currently excercisable	Exercise price	Weighted average remaining contractual life (years)
98,166	$3.30	3.3
30,000	4.50	1.2
30,833	7.50	2.0
77,500	3.00	3.3
133,334	4.80	4.6

369,833

  (d)
  Earnings (loss) per share:

    Basic earnings (loss) per share are computed using the weighted average number of common shares outstanding during the period. Fully diluted earnings (loss) per share are computed using the treasury stock method whereby the weighted average number of common shares used in the basic earnings per share calculation is increased by the number of common shares potentially issuable upon exercise of all outstanding options and warrants.

    The conversion of stock options and warrants to calculate fully diluted was not done for the three months ended March 31, 2004, because the conversion would have been anti-dilutive.

6      Investment in Joint Venture

  Considar Metal Marketing SA, an entity incorporated under the laws of the Grand Duchy of Luxembourg, is a Joint Venture in which the Company holds a 50% interest. The Joint Venture, together with its wholly-owned subsidiary, Considar Metal Marketing Inc., carries on the business of providing metal marketing to customers in various metal related industries.

  The following is a summary of the Company's 50% pro rata share of the assets, liabilities, revenues and expenses of the Considar Metal Marketing SA Joint Venture. Substantially all of the Company's sales are transacted with the joint venture. Such information is presented prior to inter-company eliminations.

	March 31, 2005	December 31, 2004
Assets
Current assets
Cash	$1,379	$1,405
Accounts receivable	20,336	20,262
Inventories	29,093	27,394
Prepaid expense and other assets	41	56
Fair value of derivatives	4,514	3,418

	55,363	52,535

Fair value of derivatives	914	772
Property, plant and equipment	106	112

	$56,383	$53,419

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$50,310	$48,578
Fair value of derivatives	53	178
Deferred charge	344	508

	50,707	49,264

Future income tax payable	1,850	1,290

Shareholders' equity
Share capital	1,605	1,605
Cumulative translation adjustment	(328)	(333)
Retained earnings	2,549	1,593

	3,826	2,865

	$56,383	$53,419

For the Three Months Ended March 31, 2005
Revenues	$79,343

Costs and expenses
Operating, general and administrative	80,139
Depreciation and amortization	7
Foreign exchange (gain)	(11)

80,135

Operating earnings (loss)	(792)
Other income	2
Gain on derivative instruments	2,364

Earnings (loss) before taxes
1,574
Taxes	(618)

Earnings (loss) for the period
$956

Cash flow resulting from operating activities	$(987)

7      Segmented Information

  The CICA Handbook Section 1701, Segment Disclosures, establishes standards for reporting information about a company's operating segments. The Company is an integrated base metals producer and operates in a single reportable operating segment.

  The Company's revenue by significant product types:

For the Three Months Ended March 31, 2005
Revenues
Copper	$82,076
Zinc	32,852
Zinc oxide	17,650
Gold	13,283
Other	5,664

$151,525

8      Commitments

  For the mutual benefit of both parties, HBMS intends to terminate its agreement to purchase 40,000 dry metric tonnes of copper concentrate per year, effective June 30, 2005. The proposed termination which would otherwise have expired in 2008, is not expected to impact the Company's ability to supply copper to the Flin Flon smelter.

9      Foreign Currency Risk Management

  The Company employs derivative financial instruments, including forwards and option contracts, to manage risk originating from actual exposures to commodity price risk and foreign exchange risk.

a)
Foreign currency

  In 2004, the Company paid US$1.2 million to purchase an option giving it the right but not the obligation to pay an additional US$2.9 million to purchase US dollar put options. The put options secure the right, but not the obligation to sell US$4.375 million per quarter at $1.20482 starting in April 2005 and continuing to January 2009. The additional US$2.9 million was paid in 2005, and this together with the initial option payment, has been recorded in Prepaid expenses and other assets and will be amortized over the life of the option.

b)
Commodity price

  Through its joint venture interest in Considar Metal Marketing SA, the Company manages the risk associated with forward physical sales that are made on a fixed price basis regarding zinc and zinc oxide, and accordingly, enters into forward zinc purchase contracts. Although in management's opinion, the contracts continue to be effective in mitigating the Company's exposure to commodity price risk, the Company has elected not to designate these as accounting hedges under The Canadian Institute of Chartered Accountants' ("CICA") Accounting Guideline 13 ("AcG-13"), Hedging Relationships, and, accordingly, has accounted for these derivative instruments using the fair value accounting method. At March 31, 2005, the joint venture had outstanding forward contracts to purchase 22,348 tonnes of zinc at prices ranging from US$834 to US$1,392 per tonne with settlement dates in the next two years.

10    Other Supplementary Information

  a)
  Debt obligations

	March 31, 2005	December 31, 2004
Province of Manitoba	$15,413	$15,179
Senior secured notes	211,680	210,350

	227,093	225,529
Less: Current portion of long-term debt	2,000	2,000

	$225,093	$223,529

  The terms of the loan from the Province of Manitoba have been amended whereby the Company must meet certain minimal employment levels and exploration expenditures in each calendar year to maintain the interest-free nature of the loan. The interest rate applicable if the terms are not met varies from Crown Rate to Crown Rate plus 4% depending on the shortfall. For the current calendar year, management believes the restrictions will be met and no interest will be payable.

  The Company has outstanding letters of credit in the amount of $37.8 million that are secured by an equal amount of cash.

  b)
  Defined pension and other future employee benefit expense

For the Three Months Ended March 31, 2005
Pension expense	$2,325

Other future employee benefits expense	$1,150

  c)
  Supplemental cash flow information

	For the Three Months Ended March 31
	2005	2004
Net change in non-cash working capital items
Accounts receivable	$3,311	$—
Inventories	10,293	—
Accounts payable and accrued liabilities	(10,695)	(18)
Interest payable	5,143	—
Prepaid expenses and other assets	(4,849)	(175)

	3,203	(193)

11    Hudson Bay Mining & Smelting Co., Limited

  As indicated in Note 4, the Company acquired HBMS on December 21, 2004. The following highlights key financial information of HBMS prior to consolidation.

	For the Three Months Ended March 31
	2005	2004
Total revenues	$151,525	$142,231
Net earnings	12,813	19,142
Long term financial debt (excluding current portion)	236,993	29,848
Total assets	840,931	563,847

  Included in total assets for 2005 is an intercompany account in the amount of $211,680 due from the Company.

12    Comparative Figures

  Certain of the prior period's comparative numbers have been restated to conform to the current period's presentation.